UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of stake in Braskem

—

Rio de Janeiro, January 17, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on December 16, 2021, informs its shareholders and the market in general that it has applied to register with the Brazilian Securities and Exchange Commission ("CVM"), on 01/14/2022, the request for registration of a public offering for secondary distribution of class "A" preferred shares issued by Braskem S.A. ("Shares" and "Braskem", respectively) and held by Petrobras and NSP Investimentos S.A. - Em Recuperação Judicial, pursuant to article 6th-A of CVM Instruction n. 400, of December 29, 2003, as amended, to be simultaneously distributed (i) in Brazil, and (ii) abroad, in the form of American Depositary Shares ("ADSs"), represented by American Depositary Receipts ("ADRs"), each ADR representing two (2) Shares ("Offering").

In addition, the Company informs that the Notice to the Market and the Preliminary Prospectus of the Offering were published on this date. The application for registration of the Offering is currently under analysis by CVM, and the Offering is subject to its prior approval.

The total number of Shares to be offered by Petrobras under the Offering will be 75,704,061 class A preferred shares of Braskem.

Additional information about the Offering can be obtained in the Preliminary Prospectus available at https://www.investidorpetrobras.com.br/pt/acoes-dividendos-e-divida/prospectos, in such page, access the section "Oferta Pública Braskem 2022" and, finally, click on " Prospecto Preliminar ".

In connection with the Offering, Braskem has filed an effective registration statement, including a prospectus and preliminary prospectus supplement, with the U.S. Securities and Exchange. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. A copy of the prospectus and preliminary prospectus supplement may be obtained by contacting Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 866-803-9204, e-mail: prospectus-eq_fi@jpmorganchase.com; Bradesco Securities Inc. at 450 Park Avenue, 32nd Floor, New York, New York 10022, e-mail: isabela.behar@bradescobbi.com, Attn: Isabela Behar; Banco BTG Pactual S.A. - Cayman Branch at 601 Lexington Avenue, 57th Floor, New York, New York 10022, email: OL-BTGPactual-ProspectusDepartment@btgpactual.com; Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 800-831-9146; Itau BBA USA Securities, Inc. at 540 Madison Ave, 24th Floor, New York, New York 10022; Santander Investment Securities Inc. at 45 East 53rd Street, New York, New York 10022, e-mail: ecm-us@santander.us, Attn: US ECM department; or UBS Securities LLC, at 1285 Avenue of the Americas, New York, New York, 10019, telephone: 888-827-7275, e-mail: ol-prospectusrequest@ubs.com, Attn: Prospectus Department.

This report on Form 6-K is for informative purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer